Exhibit 99.1

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release. The information contained in this news release is unaudited.

BCE reports 2023 Q4 and full-year results, announces 2024 financial targets and

3.1% annual dividend increase to $3.99 per share

●	All 2023 financial guidance targets achieved
●	5.3% consolidated adjusted EBITDA[1] growth in Q4 yielded 1.9 percentage-point increase in adjusted EBITDA margin[2] to 39.7% — best quarterly result since Q1 2022
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Q4 net earnings of $435 million, down 23.3%, with net earnings attributable to common shareholders of $382 million, down 27.7% or $0.42 per common share; 5.7% increase in adjusted net earnings[1] of $691 million delivered adjusted EPS[1] of $0.76, up 7.0%

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Cash flows from operating activities up 15.4% in Q4 to $2,373 million; free cash flow[1] increased $913 million in Q4 to $1,289 million on lower capital expenditures, timing of cash tax instalments and higher working capital

●	170,831 total mobile phone and connected device net subscriber activations[3] in Q4 drove 3.9% wireless service revenue growth and 0.4% higher blended ARPU[4]
●	55,591 retail Internet net subscriber activations[3] in Q4 — second best Q4 result in nearly two decades – contributed to 5.4% residential Internet revenue growth
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Bell Media adjusted EBITDA up 14.7% in Q4 on lower operating costs including restructuring initiatives as total revenue declined 7.5% due to challenging advertising market conditions; digital revenue[5] up 27% as digital platforms and advertising technology drove strong growth

●	Planned minimum $500 million reduction in capital expenditures in 2024 and rollback of fibre network expansion reflect federal government policies and CRTC decisions that discourage investment
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Undertaking largest workforce restructuring initiative in nearly 30 years, reducing approximately 4,800 positions, or 9% of all BCE employees in 2024, and driving in-year cost savings of $150 million to $200 million; $250 million annualized

MONTRÉAL, February 8, 2024 – BCE Inc. (TSX, NYSE: BCE) today reported results for the fourth quarter (Q4) and full-year 2023, provided financial guidance for 2024, including a 3.1%, or $0.12 per share, increase in the BCE annual common share dividend to $3.99, and announced a workforce restructuring initiative, our largest in nearly 30 years, reducing approximately 4,800 positions, including 750 contractors, or 9% of all BCE employees.

1 Adjusted EBITDA is a total of segments measure, adjusted net earnings and free cash flow are non-GAAP financial measures and adjusted EPS is a non-GAAP ratio. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on these measures.

2 Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on adjusted EBITDA margin.

3 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on subscriber (or customer) units.

4 Effective Q1 2023, as a result of the segment reporting changes impacting intersegment eliminations, ARPU has been updated and is defined as Bell CTS wireless external services revenues (previously wireless operating service revenues), divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on blended ARPU.

5 Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and out-of-home (OOH) digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and video-on-demand services.

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“The Bell team has demonstrated strong executional discipline and cost containment this quarter, enabling Bell to deliver solid results in Q4 and throughout 2023,” said Mirko Bibic, President and CEO of BCE and Bell Canada.

We continue to see a preference by customers for fibre, contributing to continued strong fibre Internet net subscriber activations and 7.1% residential Internet revenue growth in 2023. Bell’s mobile phone customer base at the end of 2023 was up 3.4% over 2022. And I’m very pleased that we’ve reduced our share of industry complaints for an eighth consecutive year in the Commission for Complaints for Telecom-television Services (CCTS) 2022-2023 annual report.

As we close out 2023, our results demonstrate the critical importance of balancing near term and long term priorities to deliver for our customers and our shareholders. We took necessary action earlier this year to drive costs out of the business and to align costs to the revenue potential of each business segment. At the same time, we started putting the building blocks in place for our transformation from a traditional telco to a tech services and digital media leader, making some key investments to accelerate this transformation.

While it’s clear that we are continuing to execute with discipline in a competitive marketplace, we need to take additional measures in response to increasingly unsupportive federal government and regulatory decisions, legacy business declines and a macroeconomic environment with higher interest rates and continued inflation. As our business is hampered by regulatory decisions that discourage investment, we are slowing the pace of our network expansion and capping fibre speeds. We intend to reduce capital expenditures by over $1 billion over the next two years, including a minimum $500 million year-over-year decrease in 2024 alone. In addition, we are undertaking a significant workforce restructuring initiative – our largest in nearly 30 years – reducing approximately 4,800 positions, or 9% of all BCE employees. I recognize that this decision is difficult for the team members impacted, and I thank each of them for their contributions.

Today’s changes are difficult, but necessary to respond to evolving external drivers, accelerate our transformation and ensure Bell’s future health and longevity so that we can continue to advance our purpose to advance how Canadians connect with each other and the world.”

KEY BUSINESS DEVELOPMENTS

Workforce restructuring

To position Bell for future success, Bell is taking action to lower its cost structure and align costs to the revenue potential of each business segment. This includes Bell’s largest workforce restructuring initiative in nearly 30 years, reducing approximately 4,800 positions, or 9% of all BCE employees in 2024, and driving in-year cost savings of $150 million to $200 million; $250 million annualized.

Reducing capital expenditures and fibre expansion

Bell announced its intention to reduce capital expenditures by over $1 billion in 2024-25, including a minimum of $500 million in 2024, and roll back fibre network expansion as a result of federal government policies and the CRTC’s wholesale access rate decision that discourages network investment. Bell will also cap fibre speeds at three-gigabits per second. In Q4 2023, Bell reduced its capital investment by $105 million more than originally planned as a direct result of this decision.

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Channel transformation

Bell announced a partnership with Best Buy Canada to operate 165 The Source consumer electronics stores, re-branded Best Buy Express. Bell will be the exclusive telecommunications provider, selling wireless and wireline (in footprint) services from its Bell, Virgin Plus and Lucky Mobile brands, as well as remain responsible for store operations and labour. Best Buy will assume responsibility for the consumer electronics assortment and procurement, as well as branding, marketing and e-commerce. With the strengths of Best Buy’s buying power and supply chain, Bell will wind down The Source head office and back office operations, as well as close 107 The Source stores.

Innovative partnerships to deliver for our customers

Bell announced a partnership with global endpoint security leader SentinelOne to provide extensive data protection services for Bell’s enterprise customers, SentinelOne’s first partnership with a major telecommunications company in Canada. Bell also entered into a collaboration with ServiceNow, a digital workflow company, to launch Service Bridge capabilities on the ServiceNow platform, leveraging FX Innovation’s deep industry expertise to elevate the end-to-end experience for Bell customers with customized solutions and automation capabilities. In collaboration with Microsoft, Bell expanded its hybrid work solutions for Canadian enterprises with the launch of Bell Operator Connect, pairing Bell’s high-quality voice network and Microsoft Teams. Bell is also rolling out Microsoft 365 within its own enterprise IT environment. Bell announced a collaboration with Mila institute in Montréal to study and apply deep learning and AI capabilities on Bell systems to improve business performance, customer experience and accelerate AI innovations with cloud computing.

Champion customer experience

Bell continued to lead national telecom service providers in reducing its share of consumer complaints, according to the 2022-2023 Annual Report from the Commission for Complaints for Telecom-television Services (CCTS)6. Bell reduced its share of total industry complaints for an eighth consecutive year7, decreasing its share of complaints by 6% over the previous year. Bell Fibe TV customers in the Atlantic can now enjoy next generation capabilities and features including access to the Google Play app catalogue, Cloud PVR, and unlimited simultaneous streams with the Fibe TV app. Bell reached one million digital repair sessions on its self-serve Virtual Repair tool, and enhanced the tool with new features such as Wi-Fi check-up to help customers simplify the repair process.

5G leadership and the fastest Internet speeds

Bell secured the most 5G+ spectrum nationwide in the federal government’s 3500 and 3800 MHz spectrum auctions, recently securing the acquisition of 939 licenses for 3800 MHz spectrum to enhance customers’ digital experience nationwide. Bell 5G wireless was ranked Canada’s fastest and best 5G network by Global Wireless Solutions for the third consecutive year8. GWS also confirmed that Bell 5G+ wireless on 3500 MHz spectrum is the fastest and best in the country8. Additionally, Bell pure fibre was ranked Canada’s fastest Internet and Wi-Fi for a second time in a row by Ookla in its Q3-Q4 2023 Speedtest Awards9, and remains Canada’s most awarded Internet service provider10.

Delivering the most compelling content

Bell Media announced its intent to divest 45 of its 103 radio stations to seven buyers, subject to CRTC review and other closing conditions. Once these transactions close, it’s our intention that the divested stations will remain part of iHeartRadio Canada, helping to transform Bell Media’s radio operation to an innovative audio business. To reach more audiences, Crave will soon be available on Amazon Prime Video channels in Canada. 2023 was the most watched year in

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Crave’s streaming history; streams on Crave in Q4 2023 were up 8% year-over-year, and in Québec up 18% year-over-year. Bell Media’s share of Canadian English entertainment specialty channels among A25-54 was its highest on record, increasing 7% over 2022. CTV Comedy Channel is the number one Canadian English entertainment specialty channel with A25-54. The 110th Grey Cup was one of the year’s biggest television events in Canada for TSN and RDS, attracting an average audience of 3.7 million viewers. TSN and RDS also announced broadcast and media rights agreements for the Professional Women’s Hockey League’s inaugural season as well as CONMEBOL Copa America 2024. Bell Media launched its newest campaign, Streets-to-Screens, a multiplatform program that leverages Bell Media’s exclusive ad-synching Radio-to-Road program where select roadside digital boards synchronize with advertisements on specific radio stations using Bell First Party Data.

Bell Let’s Talk Day

Bell Let’s Talk launched its “Let’s create real change” campaign, inviting Canadians to take meaningful action in mental health on Bell Let’s Talk Day and throughout the year, while spotlighting mental health organizations across the country that provide supports and services for Canadians experiencing mental health issues.

As part of its ongoing commitment to improve access to mental health supports and services in communities across Canada, Bell Let’s Talk announced 10 recipients of the Bell Let’s Talk Diversity Fund. The Bell Let’s Talk Post-Secondary Fund awarded $1 million in grants to 11 Canadian colleges, universities and CEGEPs to support mental health initiatives, and the 2024 Bell Let’s Talk Community Fund is now open for applications.

Bell for Better

Bell and the Toronto Raptors teamed up to support newcomers to Canada, through Bell Inbound Assist, a new program that recognizes and supports community organizations that welcome newcomers to Canada through basketball programming. Three organizations will be selected to receive grants of up to $100,000 in partnership with MLSE Foundation. BCE was ranked the most sustainable communications company in the world in Corporate Knights’ Global 100 most sustainable corporations for 202411. Bell Technical Solutions was honoured with an Outstanding Commitment to Employment Equity award in the 2023 Employment Equity Achievement Awards by Employment and Social Development Canada, a department of the Government of Canada12.

6 2022-2023 Annual Report from the Commission for Complaints for Telecom-television Services.

7 Bell reduced its share of industry complaints for an 8th consecutive year based on data from the 2015-2016 Annual Report through to the 2022-2023 Annual Reports from the Commission for Complaints for Telecom-television Services.

8 Based on a third-party score (Global Wireless Solutions OneScore) calculated using Bell wireless 5G network and 5G+ testing in Canada against other national wireless networks from March to October 2023.

9 Based on analysis by Ookla, a web testing and network diagnostics company, of Speedtest Intelligence data of fixed and Wi-Fi nationally aggregated Speed Score results for Q3-Q4 2023.

10 Most awarded Internet based on Bell competitive analysis. Bell awards include Ookla Q3-Q4 2023 Speedtest Awards; PCMag Best ISPs 2023: Canada, based on speed, price, coverage and customer satisfaction, comparing major and overall Canadian ISPs from June 1, 2022 to June 27, 2023; and BrandSpark Most Trusted ISP 2023 and 2024. BrandSpark is a research and consulting firm. Winners were determined by a national survey of 15,878 Canadian shoppers who gave their top-of-mind, unaided answers to which brands they trust most and why in categories they have recently shopped.

11 According to Corporate Knights Inc.’s global rankings released on January 17, 2024. BCE was ranked #51 overall and #1 in our sector and industry, in its 2024 ranking of the world’s 100 most sustainable corporations. The ranking is based on an assessment of more than 6,000 public companies with revenue over US $1 billion. All companies are scored on applicable metrics relative to their peers, with 50% of the weight assigned to sustainable revenue and sustainable investment.

12 Employment and Social Development Canada recognized Bell Technical Solutions for its diversity and inclusion training and the launch of the rope clamp, a new tool that helped remove an employment barrier regarding a specific work requirement to becoming a technician, which is extending the large and heavy ladders.

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BCE RESULTS

Financial Highlights

($ millions except per share amounts) (unaudited)	Q4 2023	Q4 2022	% change	2023	2022	% change

BCE

Operating revenues	6,473	6,439	0.5%	24,673	24,174	2.1%

Net earnings	435	567	(23.3%)	2,327	2,926	(20.5%)

Net earnings attributable to common shareholders	382	528	(27.7%)	2,076	2,716	(23.6%)

Adjusted net earnings	691	654	5.7%	2,926	3,057	(4.3%)

Adjusted EBITDA	2,567	2,437	5.3%	10,417	10,199	2.1%

Net earnings per common share (EPS)	0.42	0.58	(27.6%)	2.28	2.98	(23.5%)

Adjusted EPS	0.76	0.71	7.0%	3.21	3.35	(4.2%)

Cash flows from operating activities	2,373	2,056	15.4%	7,946	8,365	(5.0%)

Capital expenditures	(1,029)	(1,638)	37.2%	(4,581)	(5,133)	10.8%

Free cash flow	1,289	376	242.8%	3,144	3,067	2.5%

“We had a solid quarter to cap 2023 with 5.3% higher adjusted EBITDA that drove a 1.9-point increase in margin to 39.7%. Residential Internet revenue was up 5.4%, total consumer wireless revenue up 5.5%, and digital media revenues up 27% over last year, reflecting continued focused execution on our key priorities and cost discipline on the part of the Bell team,” said Curtis Millen, Chief Financial Officer of BCE and Bell Canada.

“BCE is in a good position, having achieved our financial targets for 2023 while having weathered increasing macroeconomic headwinds and an unsupportive public policy environment this past year. Looking ahead, we are increasing BCE’s common share dividend by 3.1% for 2024. This will be a transformational year for Bell as we balance growth with financial performance, continue to adapt in the face of external pressures, and focus on revenue-generation on our transformation journey to a tech services and digital media leader.”

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BCE operating revenue in Q4 increased 0.5% over Q4 2022 to $6,473 million, due to 3.6% higher product revenue of $1,125 million, driven by a greater sales mix of higher-value mobile phones and lower year-over-year device discounting during the Black Friday and December holiday sales periods. Service revenue was down 0.1% to $5,348 million, as a year-over-year decline at Bell Media was mostly offset by growth at Bell Communication and Technology Services (Bell CTS). For full-year 2023, BCE operating revenue grew 2.1% to $24,673 million with year-over-year increases of 0.9% in service revenue and 9.4% in product revenue.

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Net earnings in Q4 decreased 23.3% to $435 million and net earnings attributable to common shareholders totalled $382 million, or $0.42 per share, down 27.7% and 27.6% respectively. The year-over-year declines were due to higher other expense, which included a $204 million non-cash loss on BCE’s share of an obligation to repurchase at fair value the minority interest in one of its joint venture equity investments, higher interest expense,

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increased depreciation and amortization expense, and higher severance, acquisition and other costs. These factors were partly offset by higher adjusted EBITDA, lower asset impairment charges mainly related to Bell Media’s French-language TV properties and broadcast licenses, a higher net return on post-employment benefit plans and lower income taxes. For full-year 2023, net earnings decreased 20.5% to $2,327 million and net earnings attributable to common shareholders were $2,076 million, or $2.28 per share, down 23.6% and 23.5% respectively.

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Adjusted net earnings were up 5.7% in Q4 to $691 million, delivering a 7.0% increase in adjusted EPS to $0.76. For full-year 2023, adjusted net earnings were down 4.3% to $2,926 million, resulting in a 4.2% decrease in adjusted EPS to $3.21.

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Adjusted EBITDA was up 5.3% in Q4 to $2,567 million, reflecting increases of 4.8% at Bell CTS and 14.7% at Bell Media. Due to better promotional offer discipline and the flow-through of high-margin service revenue at Bell CTS and a 2.4% year-over-year improvement in operating costs, driven mainly by lower programming costs at Bell Media, lower storm recovery costs as well as the favourable impact of various cost reduction initiatives and other operating efficiencies across the organization, BCE’s consolidated adjusted EBITDA margin increased 1.9 percentage points to 39.7% from 37.8% in Q4 2022. For full-year 2023, adjusted EBITDA grew 2.1% to $10,417 million, while BCE’s adjusted EBITDA margin remained stable at 42.2% despite 2.0% higher operating costs.

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BCE capital expenditures in Q4 were $1,029 million, down 37.2% from $1,638 million in Q4 last year, corresponding to a capital intensity[13] of 15.9%, compared to 25.4% in Q4 2022. This brought total 2023 capital expenditures to $4,581 million, down from $5,133 million the year before, for a capital intensity of 18.6% compared to 21.2% in 2022. The year-over-year decrease was due to an unplanned additional $105 million decrease in Q4 as a direct result of the CRTC’s decision in November 2023 to mandate wholesale access to Bell’s all fibre network, in addition to a planned reduction in capital spending on our wireless 5G and pure fibre networks consistent with our more modest buildout targets for 2023 compared to 2022.

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BCE cash flows from operating activities in Q4 were $2,373 million, up 15.4% from Q4 2022, reflecting lower cash taxes, due mainly to the timing of tax instalment payments, increased cash from working capital and higher adjusted EBITDA, partly offset by higher interest paid and higher severance, acquisition and other costs paid. For full-year 2023, despite higher adjusted EBITDA, BCE cash flows from operating activities totalled $7,946 million, down 5.0% from 2022, due mainly to higher interest paid and lower cash from working capital.

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Free cash flow increased $913 million, or 242.8%, in Q4 to $1,289 million from $376 million in Q4 2022, driven by lower capital expenditures and higher cash flows from operating activities excluding acquisition and other costs paid. For full-year 2023, BCE free cash flow grew 2.5% to $3,144 million, up from $3,067 million in 2022.

13 Capital intensity is defined as capital expenditures divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on capital intensity.

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OPERATING RESULTS BY SEGMENT

Bell Communication and Technology Services (Bell CTS)

●	Total Bell CTS operating revenue increased 1.7% in Q4 to $5,744 million, and by 2.9% to $21,926 million for 2023, driven by both higher service and product revenue.
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Service revenue grew 1.2% in Q4 to $4,619 million, driven mainly by ongoing expansion of our mobile phone, mobile connected device and retail Internet subscribers, higher mobile phone blended ARPU, increased sales of business service solutions to large enterprise customers, as well as the financial contribution from acquisitions made over the past year including Distributel and FX Innovation. This was partly offset by ongoing declines in legacy voice, data and satellite TV services as well as greater acquisition, retention and bundle discounts on residential home services compared to Q4 2022. For full-year 2023, service revenue increased 1.8% to $18,407 million.

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Product revenue was up 3.6% in Q4 to $1,125 million, driven by a greater sales mix of higher-value mobile phones and lower year-over-year device discounting during the Black Friday and December holiday periods. For full-year 2023, product revenue increased 9.4% to $3,519 million, driven by a greater sales mix of higher-value mobile phones and higher telecom data equipment sales to large enterprise customers reflecting improved availability compared to more significant global supply chain disruptions experienced in 2022.

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Bell CTS adjusted EBITDA grew 4.8% in Q4 to $2,419 million, yielding a 1.2 percentage-point margin increase to 42.1% from 40.9% in Q4 2022. This was driven by better promotional offer discipline particularly compared to the Black Friday sales period in 2022, the flow-through of higher year-over-year service revenue and a 0.5% reduction in operating costs reflecting lower storm recovery costs and the favourable impact of various cost reduction initiatives and other operating efficiencies. For full-year 2023, Bell CTS adjusted EBITDA was up 2.8% to $9,720 million while margin was essentially unchanged at 44.3% compared to 44.4% in 2022.

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Postpaid mobile phone net subscriber[14] activations totaled 128,715 in Q4, down 16.8% from 154,617 in Q4 2022. The decrease was due to higher mobile phone postpaid customer churn[14], which increased to 1.63% from 1.22% in Q4 2022, reflecting greater overall competitive market activity and promotional offer intensity compared to last year as well as increased business customer deactivations attributable to cost rationalization initiatives. This was partly offset by 20.9% higher gross subscriber activations, driven by immigration growth, continued 5G and multi-product bundling momentum, effective promotions and stronger Virgin Plus performance. For full-year 2023, postpaid mobile phone net activations were 426,172, down 3.1%, reflecting higher mobile phone postpaid customer churn of 1.15% compared to 0.92% in 2022, as gross subscriber activations increased 18.6%.

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Bell’s prepaid mobile phone customer base declined by 36,630 net subscribers[14] in Q4, compared to a net loss of 31,996 in Q4 2022. Despite a 7.1% increase in gross activations, the year-over-year decrease was the result of greater customer migrations to postpaid service and higher customer churn, which increased to 6.15% from 5.74% last year, reflecting more customer deactivations due to attractive promotional offers and availability of mobile 5G service on postpaid discount brands. For full-year 2023, we posted a net loss of 14,983 prepaid mobile phone customers, compared to a net gain of 50,059 in 2022, reflecting an increased churn rate of 5.31%, partly offset by 3.0% higher gross activations.

●	Bell’s mobile phone customer base totalled 10,287,046 at the end of 2023, a 3.4% increase over 2022, comprised of 9,422,830 postpaid subscribers, up 3.9%, and 864,216 prepaid customers, down 1.7%.

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Mobile phone blended ARPU[15] was up 0.4% to $58.71 in Q4, reflecting higher outbound roaming revenue and our ongoing focus on premium subscriber acquisition. This was moderated by lower overage revenue from customers subscribing to unlimited and larger capacity data rate plans and competitive pressures on base rate plan pricing. For full-year 2023, mobile phone blended ARPU increased 0.3%.

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Mobile connected device net activations were down 24.6% in Q4 to 78,746, despite fewer data device deactivations, due mainly to lower business IoT activations driven by one customer. For full-year 2023, mobile connected device net activations increased 45.2% to 293,307, driven by strong customer demand for Bell IoT services, including business solutions and connected car subscriptions, and fewer data device deactivations. At the end of 2023, mobile connected device subscribers[14] totalled 2,732,548, an increase of 11.4% over 2022.

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Bell added 55,591 net new retail Internet subscribers[14] in Q4, representing our second-best Q4 result in nearly two decades. This was down 12.4% from 63,466 in Q4 2022, reflecting higher customer deactivations, particularly in our copper service areas, attributable to aggressive promotional offers by competitors offering cable, fixed wireless and satellite Internet services. This was partly offset by higher customer gross activations driven by the superiority of Bell’s fibre services, increased customer penetration of tenured fibre footprint, and a focus on bundled offerings with mobile service. For full-year 2023, total retail Internet net activations were 187,126, compared to 201,762 in 2022. Retail Internet subscribers totalled 4,473,429 at the end of 2023, a 5.0% increase from 2022.

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Bell TV added 23,537 net new retail IPTV subscribers[14] in Q4, down from 40,209 in Q4 2022. Despite higher gross activations, the year-over-year decrease was due mainly to higher customer deactivations, primarily on our app streaming service, attributable to more customers with expired promotional offers. For full-year 2023, retail IPTV net activations totalled 81,918, down from 94,400 in 2022. At the end of 2023, Bell served 2,070,342 retail IPTV subscribers, a 4.1% increase over 2022.

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Retail satellite TV net subscriber[14] losses were 25,855 in Q4, compared to 26,026 in Q4 2022. For full-year 2023, retail satellite TV net losses were 108,367, up from 89,252 in 2022, due to fewer gross activations and higher customer churn driven by increased competitor promotional offer intensity. Bell’s retail satellite TV customer base totalled 654,950 at the end of 2023, down 14.2% from 2022.

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Retail residential NAS[14] net losses were 38,347 in Q4, compared to 37,878 in Q4 2022. For full-year 2023, retail residential NAS losses were 176,612, compared to 175,788 in 2022. Bell’s retail residential NAS customer base totalled 2,021,617 at the end of 2023, representing a 7.7% decline compared to 2022.

14 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on churn and subscriber (or customer) units.

15 Effective Q1 2023, as a result of the segment reporting changes impacting intersegment eliminations, ARPU has been updated and is defined as Bell CTS wireless external services revenues (previously wireless operating service revenues) divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on blended ARPU.

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Bell Media

●	Media operating revenue decreased 7.5% in Q4 to $822 million, and 4.2% in 2023 to $3,117 million, as a result of lower year-over-year advertising revenue, partly offset by higher subscriber revenue.
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Advertising revenue was down 13.7% in Q4, as advertiser demand and spending, particularly for TV, continued to be impacted by ongoing unfavourable economic conditions as well as the Hollywood actors’ and writers’ strikes. Additionally, advertising revenue generated in Q4 2022 from the FIFA World Cup Qatar 2022 did not recur this year. This was moderated by growth in digital advertising as we combine our content and digital platforms with targeted advertising capabilities and technology to grow digital market share. For full-year 2023, advertising revenue decreased 8.6%.

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Total digital revenues grew 27% in Q4 and 19% in 2023, the result of ongoing Crave direct-to-consumer streaming growth and increased advertising bookings from Bell Media’s strategic audience management (SAM) TV media sales tool. Digital revenues represented 35% of total Bell Media revenue in 2023, up from 29% in 2022. Crave subscriptions totalled approximately 3.1 million customers at the end of 2023, including direct-to-consumer streaming subscribers which grew 14% over last year.

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Subscriber revenue increased 1.0% in Q4, due to a one-time retroactive adjustment related to a contract with a Canadian TV distributor and continued Crave direct-to-consumer streaming growth. For full-year 2023, subscriber revenue increased 0.7%.

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Notwithstanding lower year-over-year revenue, adjusted EBITDA in Q4 was up 14.7% to $148 million, delivering a 3.5 percentage-point increase in margin to 18.0%. This was driven by a 11.3% decrease in operating costs reflecting lower TV programming costs, despite contractual increases for premium content, due to the Hollywood strikes and FIFA World Cup Qatar 2022 last year, restructuring initiatives undertaken in Q2 2023 as a result of the unfavourable economic and broadcasting regulatory environments, and the cessation of CRTC Part II fees in April 2023. For full-year 2023, Bell Media adjusted EBITDA was down 6.4% to $697 million, yielding a margin of 22.4% compared to 22.9% in 2022.

●	TSN remained Canada’s number one sports network and was the top specialty channel overall in Q4; RDS was the top-ranked French-language non-news specialty channel overall.
●	For Q4 2023, Bell Media was ranked number one in full-day viewership in the French-language entertainment and pay specialty market.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.9975 per common share, payable on April 15, 2024 to shareholders of record at the close of business on March 15, 2024.

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OUTLOOK FOR 2024

The table below provides our 2024 financial guidance targets that reflect potential recessionary and competitive pricing pressures as well as the financial impact of our strategic distribution partnership with Best Buy Canada. Directly as a result of federal government policies, we plan a significant reduction in 2024 capital expenditures that will lead to a slowdown in our pure fibre build and lower spending in highly-regulated businesses. We expect increased interest expense, higher depreciation and amortization expense, and lower gains on sale of real estate to drive lower adjusted EPS in 2024. For 2024, also we expect higher severance payments related to workforce restructuring initiatives, higher interest paid and lower cash from working capital to drive lower free cash flow.

	2023 Results	2024 Guidance

Revenue growth	2.1%	0% to 4%

Adjusted EBITDA growth	2.1%	1.5% to 4.5%

Capital intensity	18.6%	Below 16.5%

Adjusted EPS growth	(4.2%)	(7%) to (2%)

Free cash flow growth	2.5%	(11%) to (3%)

Annualized common dividend per share	$3.87	$3.99

Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions on which BCE’s 2024 financial guidance targets are based, as well as the principal related risk factors.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call with the financial community to discuss Q4 2023 results and 2024 financial guidance on Thursday, February 8 at 8:00 am eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-844-933-2401 or 647-724-5455. A replay will be available until midnight on March 5, 2024 by dialing 1-877-454-9859 or 647-483-1416 and entering passcode 2327436#. A live audio webcast of the conference call will be available on BCE’s website at BCE Q4-2023 conference call.

NON-GAAP AND OTHER FINANCIAL MEASURES

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

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National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

●	Non-GAAP financial measures;
●	Non-GAAP ratios;
●	Total of segments measures;
●	Capital management measures; and
●	Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this news release to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

Non-GAAP Financial Measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this news release to explain our results as well as reconciliations to the most directly comparable IFRS financial measures.

Adjusted net earnings – Adjusted net earnings is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

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The most directly comparable IFRS financial measure is net earnings attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

($ millions)

	Q4 2023	Q4 2022	2023	2022

Net earnings attributable to common shareholders	382	528	2,076	2,716

Reconciling items:
Severance, acquisition and other costs	41	19	200	94
Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(6)	(27)	103	53
Net equity losses on investments in associates and joint ventures	204	-	581	42
Net (gains) losses on investments	(2)	29	(80)	(24)
Early debt redemption costs	-	-	1	18
Impairment of assets	109	150	143	279
Income taxes for above reconciling items	(39)	(37)	(100)	(117)
NCI for the above reconciling items	2	(8)	2	(4)

Adjusted net earnings	691	654	2,926	3,057

Free cash flow – Free cash flow is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities.

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The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)

	Q4 2023	Q4 2022	2023	2022

Cash flows from operating activities	2,373	2,056	7,946	8,365

Capital expenditures	(1,029)	(1,638)	(4,581)	(5,133)

Cash dividends paid on preferred shares	(46)	(42)	(182)	(136)

Cash dividends paid by subsidiaries to NCI	(12)	(3)	(47)	(39)

Acquisition and other costs paid	3	3	8	10

Free cash flow	1,289	376	3,144	3,067

Non-GAAP Ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Below is a description of the non-GAAP ratio that we use in this news release to explain our results.

Adjusted EPS – Adjusted EPS is a non-GAAP ratio and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, refer to Non-GAAP Financial Measures above.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Total of Segments Measures

A total of segments measure is a financial measure that is a subtotal or total of two or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

Below is a description of the total of segments measure that we use in this news release to explain our results as well as a reconciliation to the most directly comparable IFRS financial measure.

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Adjusted EBITDA – Adjusted EBITDA is a total of segments measure. We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable IFRS financial measure is net earnings. The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

($ millions)

	Q4 2023	Q4 2022	2023	2022

Net earnings	435	567	2,327	2,926
Severance, acquisition and other costs	41	19	200	94
Depreciation	954	922	3,745	3,660
Amortization	299	270	1,173	1,063
Finance costs
Interest expense	399	319	1,475	1,146
Net return on post-employment benefit plans	(27)	(13)	(108)	(51)
Impairment of assets	109	150	143	279
Other expense (income)	147	(19)	466	115
Income taxes	210	222	996	967

Adjusted EBITDA	2,567	2,437	10,417	10,199

Supplementary Financial Measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

KEY PERFORMANCE INDICATORS (KPIs)

We use adjusted EBITDA margin, blended ARPU, capital intensity, churn and subscriber (or customer or NAS) units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to BCE’s financial guidance (including revenue, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2024 annualized common share dividend, the expected rollback of BCE’s fibre network expansion and reductions in capital expenditures over 2024 and 2025, the cost savings and other benefits expected to result from workforce reductions, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of

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applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of February 8, 2024 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after February 8, 2024. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

Canadian Economic Assumptions

Our forward-looking statements are based on certain assumptions concerning the Canadian economy. In particular, we have assumed:

●	Slowing economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 0.8% in 2024, down from 1.0% in 2023
●	Easing, but still elevated, consumer price index (CPI) inflation as the effects of past interest rate increases work through the economy
●	Easing labour market conditions
●	Muted growth in household spending due to slow labour income growth, high debt-servicing costs and weak consumer confidence
●	Soft business investment growth due to slow demand and still-elevated borrowing costs
●	Prevailing high interest rates expected to remain at or near current levels
●	Population growth resulting from strong immigration
●	Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices

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Canadian Market Assumptions

Our forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:

●	A higher level of wireline and wireless competition in consumer, business and wholesale markets
●	Higher, but slowing, wireless industry penetration
●	A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors
●

The Canadian advertising market is experiencing a slowdown consistent with trends in the global advertising market, with improvement expected in the medium term, although visibility to the specific timing and pace of recovery remains limited

●

Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video-on-demand (SVOD) streaming services together with further scaling of OTT aggregators

Assumptions Concerning our Bell CTS Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell CTS segment:

●	Increase our market share of national operators’ wireless mobile phone net additions
●	Increased competitive intensity and promotional activity across all regions and market segments
●	Ongoing expansion and deployment of Fifth Generation (5G) and 5G+ wireless networks, offering competitive coverage and quality
●	Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions
●

Moderating growth in mobile phone blended average revenue per user (ARPU), driven by growth in 5G subscriptions, and increased roaming revenue from the easing of travel restrictions implemented as a result of the COVID-19 pandemic, partly offset by reduced data overage revenue due, among others, to the continued adoption of unlimited plans

●	Accelerating business customer adoption of advanced 5G, 5G+ and Internet of Things (IoT) solutions
●	Improving wireless handset device availability in addition to stable device pricing and margins
●	Further deployment of direct fibre to more homes and businesses within our wireline footprint, but at a slower pace than during any of 2020 to 2023
●	Continued growth in retail Internet and Internet protocol television (IPTV) subscribers
●	Increasing wireless and Internet-based technological substitution
●	Continued focus on the consumer household and bundled service offers for mobility and Internet customers
●	Continued large business customer migration to Internet protocol (IP)-based systems
●	Ongoing competitive repricing pressures in our business and wholesale markets
●	Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers
●	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
●	Increasing customer adoption of OTT services resulting in downsizing of TV packages

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●

Growing consumption of OTT TV services and on-demand video streaming, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

●

Realization of cost savings related to operating efficiencies enabled by our direct fibre footprint, changes in consumer behaviour and product innovation, digital adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

●	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our communication and technology services business

Assumptions Concerning our Bell Media Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Media segment:

●

Overall digital revenue expected to reflect continued scaling of our strategic audience management (SAM) TV and demand-side platform (DSP) buying platforms, expansion of Addressable TV (ATV), as well as DTC subscriber growth contributing towards the advancement of our digital-first media strategy

●	Leveraging of first-party data to improve targeting, advertisement delivery including personalized viewing experience and attribution
●	Continued escalation of media content costs to secure quality programming
●	Continued scaling of Crave through optimized content offering, user experience improvements and expanded distribution
●

Continued support in original French programming with a focus on digital platforms such as Crave, Noovo.ca and iHeartRadio, to better serve our French-language customers through a personalized digital experience

●	Ability to successfully acquire and produce highly-rated programming and differentiated content
●	Building and maintaining strategic supply arrangements for content across all screens and platforms
●	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial Assumptions Concerning BCE

Our forward-looking statements are also based on the following internal financial assumptions with respect to BCE for 2024:

●	An estimated post-employment benefit plans service cost of approximately $215 million
●	An estimated net return on post-employment benefit plans of approximately $70 million
●	Depreciation and amortization expense of approximately $5,000 million to $5,050 million
●	Interest expense of approximately $1,650 million to $1,700 million
●	Interest paid of approximately $1,750 million to $1,800 million
●	An average effective tax rate of approximately 25%
●	Non-controlling interest of approximately $60 million
●	Contributions to post-employment benefit plans of approximately $55 million
●	Payments under other post-employment benefit plans of approximately $60 million
●	Income taxes paid (net of refunds) of approximately $700 million to $800 million
●	Weighted average number of BCE common shares outstanding of approximately 912 million
●	An annual common share dividend of $3.99 per share

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Assumptions underlying expected continuing contribution holiday in 2024 in the majority of our pension plans

We have made the following principal assumptions underlying the expected continuing contribution holiday in 2024 in the majority of our pension plans:

●

At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components

●	No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates
●	No material experience losses from other events such as through litigation or changes in laws, regulations or actuarial standards

The foregoing assumptions, although considered reasonable by BCE on February 8, 2024, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2024 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2024 financial guidance targets, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the negative effect of adverse economic conditions, including a potential recession, elevated inflation, high interest rates and financial and capital market volatility, and the resulting negative impact on business and customer spending and the demand for our products and services; the negative effect of adverse conditions associated with geopolitical events; regulatory initiatives, proceedings and decisions, government consultations and government positions that negatively affect us and influence our business including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations; unfavourable resolution of legal proceedings; the intensity of competitive activity and the failure to effectively respond to evolving competitive dynamics; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, OTT and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; high Canadian Internet and smartphone penetration; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure, including the failure to transition from a traditional telecommunications company to a tech services and digital media company and meet customer expectations of product and service experience; the inability to drive a positive customer experience; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to implement an effective data governance framework; the failure to attract, develop and retain a diverse and talented team capable of furthering our

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strategic imperatives and high-tech transformation; the potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations and the de-prioritization of transformation initiatives due to staff reductions, cost reductions or reorganizations; the failure to adequately manage health and safety concerns; labour disruptions and shortages; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; service interruptions or outages due to network failures or slowdowns; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, information technology (IT) systems, equipment and other facilities; the failure by other telecommunications carriers on which we rely to provide services to complete planned and sufficient testing, maintenance, replacement or upgrade of their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; the complexity of our operations and IT systems and the failure to implement or maintain highly effective processes and IT systems; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared or the dividend on common shares will be increased by BCE’s board of directors; the failure to reduce costs and adequately assess investment priorities, as well as unexpected increases in costs; the inability to manage various credit, liquidity and market risks; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; pension obligation volatility and increased contributions to post-employment benefit plans; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; reputational risks and the inability to meaningfully integrate environmental, social and governance (ESG) considerations into our business strategy and operations; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; pandemics, epidemics and other health risks, including health concerns about radio frequency emissions from wireless communications devices and equipment; the inability to adequately manage social issues; the failure to develop and implement sufficient corporate governance practices; the adverse impact of various internal and external factors on our ability to achieve our ESG targets including, without limitation, those related to greenhouse gas (GHG) emissions reduction and diversity, equity, inclusion and belonging.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 8, 2024, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). This document is also available at BCE.ca.

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About BCE

BCE is Canada’s largest communications company16, providing advanced Bell broadband wireless, Internet, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

16 Based on total revenue and total combined customer connections.

Media inquiries:

Ellen Murphy

media@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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